MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 – 5th Avenue S.W. Calgary, Alberta T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change March 10, 2005

3.

News Release

A press release dated March 10, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on March 10, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change On March 10, 2005, TransGlobe announced its financial and operating results for the three and twelve month periods ended December 31, 2004.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report March 10, 2005

News From...	Suite 2500, 630 5th Avenue SW Calgary, Alberta, Canada T2P 3H5 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2004 YEAR END AND FOURTH QUARTER RESULTS

TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Thursday, March 10, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and twelve month periods ended December 31, 2004. All dollar values are expressed in United States dollars unless otherwise stated. Per barrel of oil equivalent (“Boe”) amounts have been calculated using a conversion of 6,000 cubic feet of natural gas to one barrel of oil.

FOURTH QUARTER 2004 HIGHLIGHTS:

  Record average sales volumes of 5,384 Boepd for the quarter and 3,796 Boepd for the year.
  Record cash flow of $6,326,000 and $17,325,000 for the quarter and year, respectively. \
  An Nagyah #12 horizontal well tested 4,800 Bopd.
  Bought deal financing completed, $9.8 million net.
  New bank facility completed, $7.0 million (undrawn).
  Assignment of interest and approval of TransGlobe as operator of Nuqra Block, Egypt.

FINANCIAL AND OPERATING UPDATE
(Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended Dec. 31			Twelve Months Ended Dec. 31
Financial (000’s US $’s, except per share			%			%
amounts)	2004	2003	Change	2004	2003	Change
Oil and gas sales	18,548	7,495	147	49,495	27,336	81
Oil and gas sales net of royalties	11,756	4,489	162	31,630	17,162	84
Operating expense	2,814	1,121	151	7,064	3,706	91
General and administrative expense	680	423	61	1,664	1,207	38
Stock-based compensation	452	-		1,310	-
Depletion, depreciation and accretion	4,197	1,292	225	10,346	6,253	65
Income taxes	2,799	(1,489)	288	4,995	307	1,527
Cash flow from operations	6,326	1,895	234	17,325	9,347	85
Basic per share	0.12	0.04		0.32	0.18
Diluted per share	0.11	0.03		0.31	0.17
Net income	768	3,414	(77)	5,919	5,905	0
Basic per share	0.01	0.06		0.11	0.11
Diluted per share	0.01	0.06		0.10	0.11
Capital expenditures	11,075	4,011	176	26,367	14,229	85
Working capital				2,839	2,537	12
Common shares outstanding
Basic (weighted average)				54,388	52,071	4
Diluted (weighted average)				56,719	53,779	5
Reserves (MBoe)
Total Proven (6 : 1)				6,664	3,746	78
Total Proven + Probable (6 : 1)				10,427	7,038	48
Sales Volumes
Oil and liquids (Bpd)	4,726	2,535	86	3,298	2,435	35
Average price (US$ per barrel)	38.01	28.83	32	36.24	28.06	29
Gas (Mcfpd)	3,942	1,704	131	2,987	1,200	149
Average price (US$ per Mcf)	5.47	4.82	13	5.19	5.24	(1)
Total (Boepd) (6:1)	5,384	2,819	91	3,796	2,635	44
Operating expense (US$ per Boe)	5.68	4.32	31	5.09	3.85	32

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

The Tasour #14 well was drilled and placed on production with initial production of 2,820 barrels of oil per day (389 barrels of oil per day to TransGlobe) and 1,330 barrels of water per day.

In January 2005 the drilling rig returned to Block 32 to drill Tasour #15, #16 and #17. Tasour #15 was drilled as a water injector near the central production facility and found a 2.5 meter oil column, which indicates the Tasour field could extend eastward. The Tasour #16 well was temporarily suspended after encountering 6.0 meters of oil pay overlying 3.0 meters of water bearing sandstone. The dip meter indicates a structurally higher location can be reached by sidetracking the well to the south of the current bottom hole location. The sidetrack drilling is planned after Tasour #17. The rig is currently drilling Tasour #17 approximately 2.0 kilometers east of Tasour #15 to test a possible eastern extension of the Tasour field. The eastern extension was identified on the recent 3-D seismic survey and by the Tasour #15 water injection well.

Block S-1, Republic of Yemen (25% working interest)

During the quarter, one producing horizontal oil well (An Nagyah #12) was drilled. One appraisal/exploratory oil well (An Nagyah #14) was drilling over year end.

The An Nagyah #12 well was drilled to a total depth of 2,070 meters and completed as a producing Upper Lam oil well. The An Nagyah #12 well was tested from an 836 meter horizontal Upper Lam sandstone section at a rate of 4,801 barrels of light (43 degree API) oil per day and 2.6 million cubic feet of natural gas per day on a 64/64 inch choke at 389 psi flowing pressure. An Nagyah #12 was the second successful horizontal well drilled in the An Nagyah field and confirmed that horizontal drilling is the preferred development strategy for the pool.

The An Nagyah #14 well was drilled to a total depth of 1,365 meters and suspended as a Lam #8216;B’ oil well in early January 2005. The An Nagyah #14 well encountered a 19 meter oil column in the Lam #8216;B’ (lower Lam) sandstone. The well was swab tested at a rate of approximately 80 barrels of light (40 degree API) oil per day. No water was produced during the test period. This discovery is located south of the An Nagyah field in a separate fault block. The An Nagyah #14 oil test has identified a new exploration fairway south of the main An Nagyah field. Additional work will be required to incorporate the well results and remap the seismic in this area to identify future drilling locations.

Following An Nagyah #14, the drilling rig was moved to the Malaki exploration prospect approximately nine kilometers south east of the An Nagyah pool. The Malaki #1 exploration well was drilled to a total depth of 2,315 meters. The well was plugged and abandoned after encountering minor hydrocarbon shows. The Lam #8216;A’ sandstone reservoirs were encountered structurally lower than the oil/water contact in the An Nagyah field and were water saturated. The drilling rig has moved to the next drilling location at An Nagyah #15. The An Nagyah #15 well is planned as an 800 meter horizontal well in the northwest area of the An Nagyah field, adjacent to An Nagyah #12.

In addition to the An Nagyah drilling activities, a workover rig was mobilized in the fourth quarter. The An Nagyah #2 well was successfully recompleted as a producing Lam #8216;A’ oil well. The workover rig also re-completed the An Nagyah #3 well as a Lam #8216;A’ gas injector. Natural gas from the An Nagyah pool is now being injected into An Nagyah #3 to conserve the gas and to maintain reservoir pressure thereby enhancing oil recovery.

Subsequent to the An Nagyah workovers, the Harmel #2 appraisal well was completed as a multizone oil well. The Harmel #2 was drilled in June 2004 to appraise the shallow oil reservoirs found in the discovery well, Harmel #1. The Harmel #1 and #2 wells are being equipped with pumps and production testing equipment which are expected to be operational by the end of the March. It is expected that both Harmel wells will be production tested for three to six months. Production and test data obtained from the Harmel #1 and #2 wells will help to determine the commerciality of the medium gravity oil (22 degree API). The Harmel structure identified on 3-D seismic could require 80 to 90 shallow wells (700 to 800 meters in depth) to be fully developed.

Early production (trucking) facilities were installed at An Nagyah during the first quarter of 2004 with an initial capacity of 2,500 Bopd (625 Bopd to TransGlobe). The oil production is currently being trucked 18 miles to the Jannah Hunt facility where it enters the pipeline to the Ras Isa loading terminal on the Red Sea. Trucking operations will be phased out following the construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline

After commencing production the trucking facilities were steadily expanded to the current capacity of approximately 7,600 Bopd (1,900 Bopd to TransGlobe). After drilling An Nagyah #12 the field productive well capacity is in excess 12,000 Bopd.

The pipeline and facility construction for the An Nagyah field is on schedule with a planned start up in June 2005. The An Nagyah field production is anticipated to increase to over 10,000 Bopd (2,500 Bopd to TransGlobe) when the facilities and pipeline are operational. The CPF is designed for an initial capacity of 10,000 to 12,000 Bopd (2,500 to 3,000 Bopd to TransGlobe), with expansion capabilities. The 10 inch pipeline has an ultimate design capacity of 80,000 Bopd to provide expansion capabilities for future developments.

Block 72, Republic of Yemen (33% working interest)

DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) (“Block 72 Joint Venture Group”) were selected as the successful bidders for Block 72 in the Yemen International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly owned subsidiary of TransGlobe Energy Corporation. The Block 72 Production Sharing Agreement has been approved by the Cabinet and is currently before the Yemen parliament for final approval.

Block 72 encompasses 1,822 square kilometers (approximately 450,234 acres) and is located in the western Masila Basin adjacent to the billion barrel Canadian Nexen Masila Block. The Block 72 Joint Venture Group plans to carry out a seismic acquisition program and the drilling of two exploration wells during the first exploration period of thirty months. It is anticipated that 3-D seismic will be acquired during 2005, with drilling commencing in late 2005 or early 2006. Any discoveries made on Block 72 would follow a similar development program to Block 32’s whereby a separate oil processing facility and a pipeline would be constructed to connect to the Nexen export pipeline.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

As announced in the second quarter, TransGlobe Petroleum Egypt Inc. ("TransGlobe Egypt"), a wholly owned subsidiary of TransGlobe Energy Corporation, entered into a Farmout Agreement with Quadra Egypt Limited ("QEL"), a subsidiary of Quadra Resources Corp. headquartered in Calgary, and Rampex Petroleum International ("Rampex") headquartered in Cairo, Egypt. This agreement provides TransGlobe Egypt the opportunity to participate and earn a 50% working interest in the Nuqra Concession by paying 100% of the initial $6.0 million of expenditures in the Stage 1 and Stage 2 work programs. TransGlobe Egypt is the operator of the Nuqra Block.

TransGlobe Petroleum Egypt Inc. was assigned a 50% interest in the project and approved as operator by the Egyptian Government in October 2004.

The Nuqra Concession is located in Upper Egypt near the city of Luxor on the east bank of the Nile River. The concession encompasses over two-thirds of the Kom Ombo Basin, a rift basin analogous to the Gulf of Suez Basin, the Marib Basin in the Republic of Yemen, and the Muglad Basin in Sudan, all of which contain major reserves. The Nuqra Concession contains more than 30,000 square kilometers or 7,500,000 acres of exploration lands with 13 seismically defined leads identified from over 4,000 km of existing 2-D seismic. Seismic and well data have confirmed the existence of Jurassic and Cretaceous sediments and the presence of a petroleum system which could potentially hold significant oil reserves.

TransGlobe has obtained the existing seismic data on the Nuqra Block and is currently reprocessing the data to improve the resolution. A new seismic acquisition program is anticipated to commence in the fourth quarter 2005. A field geological survey is also underway to investigate surface outcrops and oil seeps in the Nuqra area. It is expected that a two well drilling program will commence in late 2006. This would complete all the first period and second period PSA commitments ahead of schedule.

Canada

During the quarter, the Company drilled 3 gas wells (1.4 net) located in central Alberta (Nevis, Three Hills Creek and Thorsby).

For the year 2004, the Company drilled 15 wells (11.2 net) resulting in 10 gas wells, 2 oil wells, 3 dry holes. The wells were all drilled in central Alberta with the primary focus in the core areas of Nevis (5 Gas, 1 Oil) and Twining (2 Gas). Two wells were abandoned at Cynthia after testing non-commercial gas and the remainder of the wells were drilled at Morningside (Oil), Gadsby (Gas), Three Hills Creek (Gas), Thorsby (Gas) and Lone Pine Creek (Dry). Seven of the 2004 wells were placed on production by year end and contribute approximately 350 Boepd or 39% of Canadian production. Subsequent to year end two (0.9 net) additional wells (50 Boepd) were tied in and placed on production. Negotiations are currently underway to tie in two (1.5 net) additional wells in 2005 which should initially contribute an additional 70 Boepd. The remaining Nevis well of the 2004 program will undergo additional testing and evaluation prior to initiating tie in negotiations.

Production in the fourth quarter averaged 900 Boepd. Production was partially curtailed due to natural gas compression capacity limitations at third party operated facilities in the Nevis and Twining areas (approximately 150 Boepd for the quarter). It is anticipated that additional compression will be installed by early 2005 to increase production.

The Canadian 2005 drilling program is expected to commence in April or May after spring break-up to take advantage of lower equipment and service prices during the summer months. The Company plans to drill 10 to 15 wells in Canada during 2005. The majority of the wells will be drilled in the Nevis area, targeting natural gas.

OUTLOOK

2005 Production Outlook	2005	2004	% Change (*)

Barrels of oil equivalent (6 : 1) Boepd	5,800 to 6,200	3,796	58
(*) % growth based on mid point of guidance

2005 Cash Flow From Operations Outlook
($000 ’s)	2005(*)	2004	% Change (*)

Cash Flow From Operations	32,000	17,325	85%
(*) Based on 6,000 Boepd, a dated Brent oil price of $38.00/Bbl and an AECO gas price of Cdn$6.00/Mcf.

Cash Flow from
2005 Sensitivity	Operations
($000’s)	Increase
$1.00 per barrel increased in Dated Brent	815
$0.10 per Mcf increase in AECO	120

SUMMARY OF OPERATING AND FINANCIAL RESULTS

Summary of Operating and Financial Results should be read in conjunction with the unaudited interim financial statements for the three months and twelve months ended December 31, 2004 and 2003 and the audited financial statements and management’s discussion and analysis for the year ended December 31, 2004 included in the Company’s annual report. All dollar values are expressed in United States dollars unless otherwise stated.

Operating Results

Production
In the Republic of Yemen, sales volumes increased 84% in the fourth quarter of 2004 to 4,483 Bopd from 2,443 Bopd in the fourth quarter of 2003 primarily due to Block S-1 commencing production at the end of the first quarter of 2004. Block 32 averaged 2,631 Bopd during the fourth quarter of 2004 compared to 2,443 Bopd during the fourth quarter of 2003 and Block S-1 averaged 1,852 Bopd in the fourth quarter of 2004.

In Canada, sales volumes from Canada averaged 900 Boepd (73% natural gas) during the fourth quarter of 2004 compared to 376 Boepd during the fourth quarter of 2003.

Financial
Cash flow from operations for the twelve months 2004 increased 85% to $17,325,000 compared to $9,347,000 in 2003 primarily due to:

  Oil and gas sales, net of royalties, increasing $14,468,000 (84%) as a direct result of sales volumes increasing 44% and commodity prices increasing 25%;
  Operating costs increasing $3,358,000 (32% on a Boe basis) in 2004 compared to 2003 as a result of increased volumes and Block S-1 having a higher cost per Boe during the trucking phase.
  Current income tax increasing $2,525,000 in 2004 compared to 2003 as a result of higher volumes with Block S-1 production commencing in 2004.

Net income was unchanged in 2004 with 2003 at $5,919,000 due the above items which were offset by the following non-cash items:

  Depletion, depreciation and accretion, a non-cash expense, increased $4,093,000 (15% on a Boe basis) in 2004 compared to 2003.
  Future income tax recovery, a non-cash recovery, decreased $2,163,000 in 2004 compared to 2003.
  Stock compensation expense, a non-cash expense, amounted to $1,310,000 in 2004 without a corresponding amount in the same period in 2003.

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Revenue net of royalties increased 162% to $11,756,000 for the fourth quarter 2004 compared to $4,489,000 for the same period in 2003. Revenues net of royalties from the Republic of Yemen were $9,358,000 in the fourth quarter 2004 compared to $3,656,000 in the same of 2003 and from Canada were $2,398,000 in the fourth quarter of 2004 compared to $833,000 in the same period of 2003.

In the Republic of Yemen, revenues net of royalties in the fourth quarter 2004 increased 156% compared to the fourth quarter 2003 primarily as a result of sales volumes increasing 84% and oil prices increased 31%. The increase in sales volumes is a result of the An Nagyah field on Block S-1 commencing production at the end of the first quarter of 2004.

The average oil price for the Company’s production in the Republic of Yemen for the fourth quarter 2004 was $37.97 per barrel compared to $28.97 in the fourth quarter 2003. Oil production from the Tasour field in the Republic of Yemen is purchased by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend. Oil production from the An Nagyah field in Yemen is purchased by ExxonMobil Sales & Supply Corporation and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Marib crude oil blend.

In Canada, revenue net of royalties in the fourth quarter increased 188% due to a 13% increase in gas prices, a 55% increase in oil and liquids prices and a 139% increase in production compared to the fourth quarter 2003. Gas prices averaged $5.47 per Mcf in Canada for the fourth quarter in 2004 and $4.82 per Mcf for the same period in 2003. Oil and liquids prices in Canada averaged $38.72 per barrel for the fourth quarter of 2004 and $24.96 per barrel for the same period 2003.

Operating costs were $2,814,000 ($5.68 per Boe) in the fourth quarter 2004 compared to $1,121,000 ($4.32 per Boe) in the fourth quarter 2003. In Yemen, operating costs increased 37% to average $5.29 per barrel in the fourth quarter 2004 compared to $3.87 per barrel in the fourth quarter 2003 primarily as a result of Block S-1 commencing production in 2004 and having significantly higher operating costs during the initial trucking phase, averaging $7.00 per barrel. This is a reflection of higher costs associated with trucking and higher fixed costs per barrel until volumes are increased when full scale production commences in 2005. In Canada, operating costs increased 5% to average $7.64 per Boe in the fourth quarter of 2004 compared to $7.29 per Boe in the fourth quarter of 2003 due primarily to higher foreign exchange rates when converting Canadian dollars to US dollars.

General and administrative expense (“G&A”) was $680,000 ($1.37 per Boe) for the fourth quarter 2004 as compared to $423,000 ($1.63 per Boe) in the comparable period 2003. During the twelve months 2004, general and administrative expenses increased to $1,664,000 ($1.20 per Boe) from $1,207,000 ($1.25 per Boe) in the comparable period in 2003.

A new Canadian accounting standard was adopted in 2004 that requires the Company to record a compensation expense for the fair value of stock options over the vesting period granted to employees and directors since January 1, 2002. The non-cash stock-based compensation expense was $452,000 ($0.91 per Boe) in the fourth quarter of 2004 and $1,310,000 ($0.94 per Boe) for the twelve months 2004.

Depletion, depreciation and accretion was $4,197,000 ($8.47 per Boe) for the fourth quarter 2004 compared to $1,292,000 ($4.98 per Boe) in the same period 2003. Depletion, depreciation and accretion increased to $10,346,000 ($7.45 per Boe) for the twelve months 2004 compared to $6,253,000 ($6.50 per Boe) for the twelve months 2003, reflecting the increase in the depletable costs in the Republic of Yemen and Canada, and higher foreign exchange rates when converting Canadian dollars to US dollars in Canada.

Current income tax expense in the amount of $1,925,000 in the fourth quarter 2004 represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement’s on Block 32 and Block S-1 compared to $959,105 in the same period 2003. The current income tax increase is due to increased production volumes on Block S-1 due to the An Nagyah field commencing production in the first quarter of 2005 and Block 32 of which the Yemen government’s share has increased due to recovery of all historical costs. The government’s share of production sharing oil includes royalties and income taxes. The future income tax expense of $874,000 in the fourth quarter of 2004 is a result of recognizing future income tax assets of $1,160,000 in the third quarter of 2004 and $2,448,085 in 2003 which were utilized in the fourth quarter. The recording of these future tax benefits in Canada is a direct result of the successful drilling program carried out in 2003 and 2004 in Canada.

Finding and Development Cost
	2004		2003
		Proved +		Proved +
(000’s, except per Boe amounts)	Proved	Probable	Proved	Probable
Total capital expenditure	$26,367	$26,367	$14,229	$14,229
Net change from previous year’s
future capital	8,796	597	2,159	11,303
	$35,163	$26,964	$16,388	$25,532
Reserve additions and revisions (MBoe)	4,332	4,804	2,360	4,872
Average cost per Boe	$8.12	$5.61	$6.94	$5.24
Three year average cost per Boe	$7.42	$5.37	$6.40	$5.47

The finding and development costs shown above have been calculated in accordance with Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities introduced in 2003.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Liquidity and Capital Resources
Funding for the Company’s capital expenditures in the fourth quarter 2004 was provided by cash flow from operations, working capital and issuance of share capital.

At December 31, 2004 the Company had working capital of $2,839,000, zero debt and an unutilized loan facility of $7,000,000.

The Company expects to fund its 2005 exploration and development program (budgeted at $32 million firm and contingent) through the use of working capital, cash flow and debt. The use of our credit facilities during 2005 is expected to remain within conservative guidelines of a debt to cash flow ratio of less than 0.5 : 1. The Company raised $9.8 million (net after costs) on a bought deal equity financing in November and December 2004 to partially fund the Egyptian, Yemen and Canadian exploration program. This amount is included in the working capital at December 31, 2004. Equity financing may be utilized in the future to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

In December 2003, the Company issued flow through shares with terms providing that the Company renounce Canadian tax deductions in the amount of C$3,000,000 to subscribers with the entire amount to be expended by the Company by December 31, 2004. The Company has fulfilled this expenditure commitment.

Commitments and Contingencies
In June 2004, the Company entered into a one year fixed price contract to sell 10,000 barrels of oil per month in Block 32 commencing July 1, 2004 at $33.90 per barrel for Dated Brent plus or minus the Yemen Government’s official selling price differential.

Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million over the next 5 years to earn its 50% working interest. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

Upon the determination that proven recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

     Consolidated Statements of Income and Deficit
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2004	2003	2004	2003
		(Restated)		(Restated)

REVENUE
Oil and gas sales, net of royalties	$11,756	$4,489	$31,630	$17,162
Other income	4	364	13	374
	11,760	4,853	31,643	17,536

EXPENSES
Operating	2,814	1,121	7,064	3,706
General and administrative	680	423	1,664	1,207
Stock-based compensation	452	-	1,310	-
Foreign exchange loss	15	91	289	157
Interest	35	1	56	1
Depletion, depreciation and accretion	4,197	1,292	10,346	6,253
	8,193	2,928	20,729	11,324

Income before income taxes	3,567	1,925	10,914	6,212

Income taxes
- future	874	(2,448)	(285)	(2,448)
- current	1,925	959	5,280	2,755
	2,799	(1,489)	4,995	307
NET INCOME	768	3,414	5,919	5,905

Deficit, beginning of period	(1,453)	(9,735)	(6,393)	(12,298)
Retroactive application of changes in
accounting policies applied with
restatement	-	-	72	72
Deficit, beginning of year, as restated			(6,321)	(12,226)
Retroactive application of changes in
accounting policies applied without
restatement	-	-	(283)	-
Deficit, end of period	$(685)	$(6,321)	$(685)	$(6,321)

Net income per share
Basic	$0.01	$0.06	$0.11	$0.11
Diluted	$0.01	$0.06	$0.10	$0.11

Consolidated Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

	December 31, 2004	December 31, 2003
		(Restated)
ASSETS
Current
Cash and cash equivalents	$4,988	$4,452
Accounts receivable	6,029	2,383
Oil inventory	389	-
Prepaid expenses	274	161
	11,680	6,996
Property and equipment
Republic of Yemen	26,054	18,563
Canada	19,111	8,470
Arab Republic of Egypt	992	-
	46,157	27,033
Future income tax asset	2,299	1,572
Deferred financing costs	386	-

	$60,522	$35,601

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,841	$4,459

Asset retirement obligations	902	467

	9,743	4,926

SHAREHOLDERS’ EQUITY
Share capital	47,296	36,996
Contributed surplus	1,593	-
Cumulative currency translation adjustment	2,575	-
Deficit	(685)	(6,321)
	50,779	30,675

	$60,522	$35,601

Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2004	2003	2004	2003
		(Restated)		(Restated)
CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$768	$3,414	$5,919	$5,905
Adjustments for:
Depletion, depreciation and accretion	4,197	1,292	10,346	6,253
Gain on sale of property and equipment	-	(363)	-	(363)
Amortization of deferred financing costs	35	-	35	-
Future income taxes	874	(2,448)	(285)	(2,448)
Stock-based compensation	452	-	1,310	-
Cash flow from operations	6,326	1,895	17,325	9,347
Changes in non-cash working capital	(2,050)	535	(4,259)	3,117
	4,276	2,430	13,066	12,464

FINANCING
Issue of share capital	9,919	2,074	10,006	2,270
Repurchase of share capital	-	-	-	(41)
Deferred financing costs	(421)	-	(421)	-
Changes in non-cash working capital	13	-	24	-
	9,511	2,074	9,609	2,229

INVESTING
Exploration and development expenditures
Republic of Yemen	(7,900)	(1,709)	(15,275)	(9,012)
Canada	(2,893)	(2,302)	(10,100)	(5,217)
Arab Republic of Egypt	(282)	-	(992)	-
Proceeds on disposal of property	-	442	-	442
and equipment
Changes in non-cash working capital	1,271	(415)	4,678	951
	(9,804)	(3,984)	(21,689)	(12,836)

Effect of exchange rate changes on cash
and cash equivalents	(450)	-	(450)	-

NET INCREASE IN CASH AND CASH
EQUIVALENTS	3,533	520	536	1,857

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	1,455	3,932	4,452	2,595

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$4,988	$4,452	$4,988	$4,452

Segmented information
	Three Months Ended Dec.31		Twelve Months Ended Dec. 31
(000’s)	2004	2003	2004	2003
Oil and gas sales, net of royalties
Republic of Yemen	$9,358	$3,656	$24,966	$14,625
Canada	2,398	833	6,664	2,537
	11,756	4,489	31,630	17,162
Operating expenses
Republic of Yemen	2,181	869	5,449	3,012
Canada	633	252	1,615	694
	2,814	1,121	7,064	3,706
Depletion, depreciation and accretion
Republic of Yemen	3,391	1,025	8,162	5,516
Canada	806	267	2,184	737
	4,197	1,292	10,346	6,253
Segmented operations	4,745	2,076	14,220	7,203
Other income, includes a gain on sale of
property and equipment in the United
States of $363,000 in 2003	4	364	13	374
	4,749	2,440	14,233	7,577
General and administrative	680	423	1,664	1,207
Stock-based compensation	452	-	1,310	-
Foreign exchange loss	15	91	289	157
Interest	35	1	56	1
Income taxes	2,799	(1,489)	4,995	307
Net income	$768	$3,414	$5,919	$5,905

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick	Executive Offices:
Vice President & C.O.O.	Suite 2500, 605 - 5th Avenue, S.W.
Calgary, Alberta T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com